SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

MATERIAL EVENT

ACQUISITION OF SHARES

Autonomous City of Buenos Aires, May 27 th 2020

Securities and Exchange Commission

Re.:	Acquisition of Shares – Art. 14, Title XII, Chapter I, Section II, of the CNV Rules (N.T. 2013).

With due consideration:

We hereby address you, in our capacity of proxies of Banco BBVA Argentina S.A., (hereinafter the “Bank”), in order to inform that, in agreement with the commercial strategy of the Bank, together with Banco Santander Río S.A. and Banco de Galicia and Buenos Aires S.A.U., the process of establishing a company called Play Digital S.A., has begun. Such company shall be engaged in developing and marketing payment solutions regarding the bank accounts of users of the financial system which shall significantly improve their payment experience.

Other financial entities are expected to participate in this project next weeks with capital and payment solutions.

Sincerely yours.

Rocío Carreras	Eduardo González Correas
Proxy	Proxy

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: May 27th, 2020	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer